3628

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

FILE No.
82-4749

March 25, 2009



09045804

SUPPL

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated March 25, 2009

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

Barb O'Neill

4/8

FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **MARCH 25, 2009**

News Release: **09-5** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

Northern Abitibi Issues Shares As Property Payment

Northern Abitibi Mining Corp. ("Northern Abitibi") pursuant to the terms of the Taylor Brook Property Agreement with Altius Resources Inc. ("Altius") can earn a majority interest in the Taylor Brook project from Altius by making staged share and cash payments and funding exploration over a period of 4 years. On March 19, 2009, Northern Abitibi must make a property payment of $50,000 or the equivalent market value of fully paid shares of Northern Abitibi. Northern Abitibi has elected to issue shares in lieu of a cash payment and upon receipt of regulatory approval has issued a total of 476,190 common shares to Altius.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Taylor Brook project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years. A description of the Taylor Brook project is available on our website (www.naminco.ca).

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"

Shane Ebert
President/Director


FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **MARCH 25, 2009**

News Release: **09-5** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

Northern Abitibi Issues Shares As Property Payment

Northern Abitibi Mining Corp. ("Northern Abitibi") pursuant to the terms of the Taylor Brook Property Agreement with Altius Resources Inc. ("Altius") can earn a majority interest in the Taylor Brook project from Altius by making staged share and cash payments and funding exploration over a period of 4 years. On March 19, 2009, Northern Abitibi must make a property payment of $50,000 or the equivalent market value of fully paid shares of Northern Abitibi. Northern Abitibi has elected to issue shares in lieu of a cash payment and upon receipt of regulatory approval has issued a total of 476,190 common shares to Altius.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Taylor Brook project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years. A description of the Taylor Brook project is available on our website (www.naminco.ca).

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"

Shane Ebert
President/Director

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE No. 82-4749

NEWS RELEASE **MARCH 25, 2009**

News Release: **09-5** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

Northern Abitibi Issues Shares As Property Payment

Northern Abitibi Mining Corp. ("Northern Abitibi") pursuant to the terms of the Taylor Brook Property Agreement with Altius Resources Inc. ("Altius") can earn a majority interest in the Taylor Brook project from Altius by making staged share and cash payments and funding exploration over a period of 4 years. On March 19, 2009, Northern Abitibi must make a property payment of $50,000 or the equivalent market value of fully paid shares of Northern Abitibi. Northern Abitibi has elected to issue shares in lieu of a cash payment and upon receipt of regulatory approval has issued a total of 476,190 common shares to Altius.

Northern Abitibi

Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Taylor Brook project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years. A description of the Taylor Brook project is available on our website (www.naminco.ca).

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"

Shane Ebert
President/Director